Westrock Coffee Holdings, LLC

100 River Bluff Drive, Suite 210

Little Rock, AR 72202

August 1, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance, Office of Manufacturing

Washington, D.C. 20549

Attention: Thomas Jones

Re:	Westrock Coffee Holdings, LLC Amendment No. 2 to Registration Statement on Form S-4 Filed July 15, 2022 File No. 333-264464

Dear Mr. Jones:

On behalf of Westrock Coffee Holdings, LLC (the “Company”), set forth below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 28, 2022, regarding the Company’s Amendment No. 2 to Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on July 15, 2022. In connection with this letter, a third amendment to the Form S-4 (“Amendment No. 3”) has been submitted to the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amendment No. 3. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amendment No. 3.

What are the U.S. federal income tax consequences, page 10

1.	We note your response to prior comment 1, including the references in your response to lack of guidance directly relevant to the reorganization treatment of mergers in which a SPAC is acquired and factual or legal uncertainties. However, please note that Section III.C.4 of Staff Legal Bulletin No. 19 discusses the issuance of an opinion if there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction. Please file a tax opinion as an exhibit to the registration statement and revise the disclosure accordingly.

Response: In response to the Staff’s comment, we have revised the disclosure on pages 10, 74, 75 and 100 of Amendment No. 3 and filed a tax opinion as Exhibit 8.1.

Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 39

2.	We note your response to prior comment 2 and the revision to your registration statement. Please revise the second sentence of footnote (1), beneath both tables, to clarify that Riverview Class B Shares outstanding at March 31, 2022 was used in the calculation of book value per share of Riverview, rather than weighted average shares.

Response: We revised the disclosure on page 40 of Amendment No. 3 in response to the Staff’s comment.

If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at 501-320-4880.

Sincerely,

/s/ T. Christopher Pledger
T. Christopher Pledger
Chief Financial Officer

cc:	Brandon C. Price, Esq.